UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 11-K

________________

     (Mark One)

     [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
     For the fiscal year ended January 31, 2004.

or

     Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
     For the transition period from ______ to ______.

Commission file number 1-6991

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  WAL-MART PROFIT SHARING AND 401(k) PLAN
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

________________

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

________________

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
Wal-Mart Profit Sharing and 401(k) Plan
As of January 31, 2004 and 2003, and for the Year Ended January 31, 2004

Page 2 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Financial Statements and
Supplemental Schedule

As of January 31, 2004 and 2003, and for the Year Ended January 31, 2004

Page 3 of 17 (Form 11-K)

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee of the
    Wal-Mart Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Profit Sharing and 401(k) Plan as of January 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended January 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended January 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Errst & Young LLP (Signature)

July 28, 2004
Rogers, Arkansas

Page 4 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	January 31
	2004	2003
	(In Thousands)

Assets
Investments	$ 7,258,053	$ 1,465,472

Receivables:
Company contributions	693,289	285,715
Associate contributions	3,861	3,640
Other receivables	249	239
Total receivables	$ 697,399	$ 289,594
Cash	3,054	436
Net assets available for benefits	$ 7,958,506	$ 1,755,502

                     See accompanying notes.

Page 5 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended January 31, 2004
(In Thousands)

Additions
Company contributions	$ 693,406
Associate contributions	220,941
Net depreciation in fair value of investments	(114,437)
Interest and dividend income	50,114
Other	691
850,715

Transfer in from Profit Sharing Plan	5,550,668

Total additions	6,401,383

Deductions
Benefit payments	192,429
Administrative expenses	3,118
Other, net	2,832
Total deductions	198,379

Net increase	6,203,004
Net assets available for benefits at beginning of year	1,755,502
Net assets available for benefits at end of year	$ 7,958,506

            See accompanying notes.

Page 6 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements

January 31, 2004

1. Description of the Plan

The following description of the Wal-Mart Profit Sharing and 401(k) Plan (the Plan) provides only general information regarding the Plan as in effect on January 31, 2004. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (Wal-Mart or the Company) reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan is a defined contribution plan established by the Company on February 1, 1997, which was amended, effective October 31, 2003, to merge certain assets of the Wal-Mart Stores, Inc. Profit Sharing Plan into the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan. The surviving Plan is named Wal-Mart Profit Sharing and 401(k) Plan.  As a result of the merger, approximately $5.6 billion of assets were transferred into the Plan on October 31, 2003.

Each eligible employee who was a participant in the Plan as of October 31, 2003, shall continue to be a participant hereunder from and after November 1, 2003, as long as such individual continues to be an eligible employee. Each eligible employee who is not a participant in the Plan as of October 31, 2003, and has completed at least 1,000 hours of service in a consecutive 12-month period is eligible to participate in the Plan.

Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Vice-President, Retirement Savings Plans, to administer the Plan.

Page 7 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The trustee function of the Plan is performed by Merrill Lynch Investment Managers LLC (Trustee). The Trustee receives and holds contributions made to the Plan in trust and invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. The Trustee makes payments from the Plan in accordance with the Plan document. The Trustee is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of the Trustee and manager of the Merrill Lynch Equity Index Fund and the Merrill Lynch Retirement Preservation Fund, which are investment options offered under the Plan to participants. The Trustee is also the recordkeeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 15 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company’s contribution if the associate meets certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year.

At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines the Company’s contribution (if any). The Company’s contribution for each associate will be based on a percentage of the associate’s eligible wages for the Plan year. Wal-Mart’s contribution is discretionary and can vary from year to year. For fiscal Plan year ended January 31, 2004, the discretionary contribution percentage was two percent of eligible participant’s compensation for both the Company’s qualified non-elective 401(k) contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of ERISA.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution to the Plan made on the associate’s behalf, and (b) an allocation, as defined, of Plan earnings (losses), net of administrative expenses. The benefit to which a participant is entitled from the Plan is dependent on the amount in the participant’s account. Forfeited balances of terminated

Page 8 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participants’ nonvested accounts of Company 401(k) contributions are used to reduce Company contributions for such Plan year. Forfeited balances of terminated participants’ nonvested Profit Sharing contributions are allocated accordingly. Allocation of forfeitures to participants are based on eligible wages. As of January 31, 2004, forfeited nonvested Profit Sharing accounts reallocated to remaining participants totaled $35 million.

Vesting

Participants are immediately vested in all elective contributions, catch-up contributions, 401(k) contributions, rollover contributions, tax credit contributions and Profit Sharing Plan rollover contributions. A participant’s Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years three through seven. Profit Sharing contribution accounts shall become fully vested upon participant retirement at age 65 or above or total and permanent disability or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company is a lump-sum payment or five-year annual installments in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contribution account in whole shares of Company stock, with partial or fractional shares paid in cash, even if such account is not invested in Company stock. Participants may also elect to receive a single lump-sum payment of their 401(k) contribution account in whole shares of Company stock, with partial or fractional shares paid in cash, but only to the extent such account is invested in Company stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and 401(k) accounts are not invested in Company stock, the account balances will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company.

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS). In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Page 9 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall be immediately vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant or former participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, 401(k) contributions and rollover contribution accounts in available investment options. Participant investment options include a variety of mutual funds, common collective trusts and Wal-Mart Stores, Inc. common stock. Associates may change their selections at any time throughout the year.

Participants' Profit Sharing accounts and Profit Sharing rollover contribution accounts are invested at the direction of the Retirement Plans Committee for participants with less than seven years of service. The Retirement Plans Committee directs contributions to be invested in Wal-Mart  common stock and the Merrill Lynch Retirement Preservation Fund.  Participants with at least seven years of service may direct the Trustee to invest such accounts in available investment options. Participant investment options include a variety of mutual funds, common collective trusts and Wal-Mart  common stock. The associates may change their selections at any time throughout the year.

Participant investments not directed by the associate shall be invested by the Trustee as directed by the Retirement Plans Committee.

2. Summary of Accounting Policies

Basis of Accounting

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Page 10 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end. Wal-Mart common stock is stated at fair value, which equals the quoted market price on the last business day of the year. Investments in common collective trust funds are stated at the fair value of the underlying assets determined by the Trustee. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.  Benefit payments are recorded when paid.  Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan were paid in March 2004.

The Company bears the majority of costs associated with administering the Plan, except for certain expenses paid by the Plan participants.

3. Investments

The Trustee holds the Plan’s investments and executes all investment transactions. The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Page 11 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During fiscal year 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments

(In Thousands)

Common Stock	$(387,640)
Mutual Funds	208,559
Common Collective Trusts	64,644
Total	$(114,437)

The fair value of individual investments that represent five percent or more of the Plan’s net assets as of January 31, 2004 and 2003, are as follows:

2004
(In Thousands)

Wal-Mart Stores, Inc. Common Stock	$4,896,414
Merrill Lynch Retirement Preservation Fund	936,217
PIMCO Total Return Fund	415,086

2003
(In Thousands)

Wal-Mart Stores, Inc. Common Stock	$314,292
Merrill Lynch Retirement Preservation Trust	264,835
Merrill Lynch Equity Index Fund	303,112
PIMCO Total Return Fund	276,056
Putnam New Opportunities Fund	191,228
Putnam International Growth Fund	106,953

Page 12 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as follows:

As of January 31, 2004
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund
(In Thousands)
Assets:
Investments	$ 4,896,414	$ 936,217

Contributions receivable	356,165	107,819
Net assets available for benefits	$ 5,252,579	$ 1,044,036

	Year ended January 31, 2004
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund
	(In Thousands)
Changes in net assets:
Contributions	$ 408,894	$ 116,354
Interest and dividends	2,620	17,452
Net depreciation in fair value of investments	(387,640)	-
Transfer in from Profit Sharing Plan	4,989,060	561,608
Benefit payments	(76,030)	(25,886)
Administrative expenses	(84)	(355)
Net interfund transfers	(26,428)	374,687
Other, net	(1,428)	176
Net increase	4,908,964	1,044,036
Net assets available for benefits at beginning of year	343,615	-
Net assets available for benefits at end of year	$ 5,252,579	$ 1,044,036

The above table represents the changes in net assets available for benefits for both the 401(k) and Profit Sharing investments.  The Profit Sharing Plan investments include a portion that is non-participant-directed.   The table includes both non-participant and participant-directed investments, as the non-participant-directed investments cannot be segregated from the total.

Page 13 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	January 31
	2004	2003
	(In Thousands)

Net assets available for benefits per the financial statements	$ 7,958,506	$ 1,755,502
Amounts allocated to withdrawing participants	(2,661)	(17,059)
Net assets available for benefits per the Form 5500	$ 7,955,845	$ 1,738,443

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

Year ended January 31 2004
(In Thousands)
Benefit payments per the financial statements	$ 192,429
Add: Amounts allocated to withdrawn participants at end of year	2,661
Less: Amounts allocated on Form 5500 to withdrawn participants at beginning of year	(17,059)
Benefit payments per the Form 5500	$ 178,031

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not yet paid as of that date.

Page 14 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

Certain plan investments are shares of common stock of Wal-Mart Stores, Inc. and shares of common collective trusts managed by Merrill Lynch. Wal-Mart Stores, Inc. is the Plan sponsor, and Merrill Lynch is the trustee and record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the trustee and record-keeping services amounted to $3 million for the year ended January 31, 2004.

8. Subsequent Events

Effective February 1, 2004, the Plan began allowing participants to defer up to 25% of their eligible compensation under the Plan.

Associates of Wal-Mart.com became eligible under the Plan as of the later of (1) February 1, 2004, or (2) if such an associate had not satisfied the eligibility requirements of the Plan document as of February 1, 2004, then as of the date such associate satisfied the eligibility requirements under the Plan document.

Page 15 of 17 (Form 11-K)

Supplemental Schedule

Page 16 of 17 (Form 11-K)

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

January 31, 2004

EIN#: 71-0415188
Plan#: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
			(In Thousands)
	Non-Participant-Directed:
*	Wal-Mart Stores, Inc.	Common Stock	$531,932	$4,896,414
*	Merrill Lynch	Retirement Preservation Fund	936,217	936,217
				5,832,631
	Participant-Directed:
*	Merrill Lynch	Equity Index Fund		263,553
	Ariel	Ariel Fund		95,943
	American Europacific	Growth Fund		168,860
	PIMCO Funds	Total Return Fund		415,086
	Davis Funds	New York Venture Fund		137,546
	Franklin Templeton Investments	Small-Mid Cap Growth Fund		176,166
	Massachusetts Investors	Growth Stock Fund		154,702
	PIMCO Funds	PEA Innovation Fund		10,427
	AIM Funds	International Growth Fund		2,618
	Other (Pending Settlement Fund)			521
				1,425,422

	Total Investments			$7,258,053

* Party-in-interest

Note:  Column (d) is not applicable for participant directed investments.

Page 17 of 17 (Form 11-K)